TIFF Investment Program, Inc.
Four Tower Bridge, Suite 100
200 Barr Harbor Drive
West Conshohocken, PA 19428

Via EDGAR Correspondence

April 26, 2010

Ms. Deborah O’Neal-Johnson Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	TIFF Investment Program, Inc. (the “Registrant”); File Nos.: 811-8234 and 33-73408 Registrant’s Post-Effective Amendment No. 32 to its Registration Statement on Form N-1A

Dear Ms. O’Neal-Johnson:

This letter responds to comments you provided to the undersigned in a telephonic discussion on Friday, March 26, 2010, with respect to Post-Effective Amendment No. 32 to the Registrant’s Registration Statement on Form N-1A as filed on February 12, 2010 (“PEA No. 32”).  PEA No. 32 was filed to comply with the new requirements of Form N-1A.  The Registrant will file Post-Effective Amendment No. 33 pursuant to Rule 485(b) in April 2010 to update the financial information, finalize disclosure (including responding to the below comments), and file certain exhibits to the Registration Statement.

Summaries of the comments with respect to PEA No. 32, and responses thereto on behalf of the Registrant, are provided below.  Capitalized terms not defined herein should be given the meaning provided in PEA No. 32.

Prospectus - Comments

1.	Comment: Will the Registrant use stand-alone summary prospectuses? If so, please add the disclosure required by Rule 498(b)(1)(v).

Response:  The Registrant does not plan to use stand-alone summary prospectuses at this time; therefore, the disclosure required by Rule 498(b)(1)(v) does not appear in the prospectus.

2.	Comment: Do the funds have ticker symbols? If so, please include them in the prospectus where appropriate.

Response:  The funds do not have ticker symbols; therefore, ticker symbols do not appear in the prospectus.

3.
Comment:  For each fund, do not include a separate section heading for Performance Objective.  If you maintain the sentence of disclosure currently appearing under the heading for Performance Objective, you should include a statement that the total return sought for TIFF Multi-Asset Fund is “after expenses” if appropriate.

Response:  We have removed the separate section heading for Performance Objective.  We have maintained a slightly modified version of the sentence that appeared under the Performance Objective heading describing an objective measure that is used to determine whether the fund has achieved its investment objective.  We believe that this is consistent with explaining a “goal” as allowed in Item 2 of Form N-1A (“[d]isclose the Fund’s investment objectives or goals.”).  Additionally, we added a statement to this disclosure for TIFF Multi-Asset Fund to explain that the total return sought is “net of expenses.”

4.
Comment:  For each fund, in the fee table, under the heading Shareholder Fees, there is a reference to “Exit Fees.”  Could these “Exit Fees” be considered “Redemption Fees”?  If so, please characterize them as “Redemption Fees.”

Response:  The term “Exit Fees” has been used for many years in the funds’ disclosure documents, and the funds’ shareholders are familiar with the term; however, the “Exit Fees” are redemption fees, as defined in Form N-1A.  We have changed the reference in the table from “Exit Fees” to “Redemption Fees” to clarify that these fees are in fact redemption fees.  As it may be confusing to use the term “Redemption Fees” in this table when the term “exit fees” is used elsewhere in the funds’ documents, we have included in the narrative, as permitted by Instruction 1(b) to Item 3 of Form N-1A, an explanation that “redemption fees” are referred to as “exit fees” elsewhere in the prospectus.

5.	Comment: For TIFF Multi-Asset Fund, TIFF International Equity Fund and TIFF US Equity Fund, remove from the fee table the footnote that describes the entry and exit fees.

Response:  We have removed from the fee table the footnote that describes the entry and exit fees.  We note that FINRA typically requires that we include the footnote in our marketing materials.

6.
Comment:  For TIFF Multi-Asset Fund, TIFF International Equity Fund and TIFF US Equity Fund, in the Portfolio Turnover section, conform the disclosure to what appears in Form N-1A so that the words now appearing in the section as “for members that are subject to income tax” will change to “when Fund shares are held in a taxable account.”

Response:  Substantially all of the Registrant’s members (shareholders) are 501(c)(3) organizations, which are generally tax exempt.  Therefore, the form disclosure “when Fund shares are held in a taxable account” is generally not applicable to the Registrant and its shareholders and may be confusing or misleading.  However, under certain circumstances, a 501(c)(3) organization is itself subject to income or excise taxes (for example, unrelated business income tax or, in the case of certain private foundations, excise taxes on net investment income), so we believe that the statement “for members that are subject to income or excise taxes” is a more accurate characterization of the possible tax liability of shareholders resulting from higher portfolio turnover of the Registrant.

7.
Comment:  For TIFF Multi-Asset Fund, in the first paragraph of the section Principal Investment Strategies, where the prospectus reads “the fund invests a portion of its assets in other investment funds,” indicate how much is meant by “a portion.”

Response:  The fund does not observe a specific amount or percentage of assets that it invests in other investment funds, except that the fund intends to invest in other investment funds subject to the limits of the Investment Company Act of 1940 and any related rules, regulations or exemptions, and the fund’s 15% limit on investments in illiquid securities.  Therefore, we have added a statement to this disclosure to indicate that the fund’s investment in other investment funds is “subject to the limits of the Investment Company Act of 1940, as amended, and any related rules, regulations or exemptions, and the fund’s policy limiting investments in illiquid securities to no more than 15% of net assets.”

8.	Comment: For TIFF Multi-Asset Fund, in the third paragraph of the Principal Investment Strategies section, indicate the maturity of the debt obligations in which the fund intends to invest.

Response:  The fund may invest in US government obligations and corporate bonds, including up to 20% of its assets in high yield bonds; however, the fund does not have an established guideline as to what the maturities of those high yield bonds will be.

9.
Comment:  For TIFF Multi-Asset Fund, the fourth paragraph of the Principal Investment Strategies section includes historical information about the constructed index.  The information on the constructed index should be limited to information related to strategy.

Response:  We have removed the portion of the fourth paragraph describing the history of the constructed index.

10.
Comment:  For TIFF Multi-Asset Fund, in the Principal Investment Risks section, under the sub-heading Credit Risk, add an explanation that debt securities rated below investment grade are generally considered to be “speculative.”

Response:  We have added the following clause to the last sentence of the disclosure under the sub-heading Credit Risk:  “, which are generally considered to be speculative.”

11.
Comment:  For TIFF Multi-Asset Fund, TIFF International Equity Fund and TIFF US Equity Fund, investment strategies referenced in the Principal Investment Strategies section of the fund summaries should have corresponding risk disclosure in the Principal Investment Risks section.

Response:  For TIFF Multi-Asset Fund, TIFF International Equity Fund and TIFF US Equity Fund, we have added disclosure on Acquired Funds Risk to each fund’s Principal Investment Risks section to correspond with the reference to the investment practice found in each fund’s Principal Investment Strategies section of the fund summaries.  For TIFF Multi-Asset Fund, we have added disclosure on Real Estate Investment Trust (REIT) Risk to the Principal Investment Risks section to correspond with the reference to the investment practice found in that fund’s Principal Investment Strategies section.

For TIFF Multi-Asset Fund, we have removed the references to mortgage- and asset-backed securities and warrants from the Principal Investment Strategies section of the fund summary because such instruments are not considered principal investment strategies of the fund.  For TIFF International Equity Fund and TIFF US Equity Fund, we removed the references to warrants, preferred stocks, and convertible securities from the Principal Investment Strategies section of the fund summaries because such investments are not considered principal investment strategies of those funds.  For TIFF US Equity Fund, we removed the sentence about investing in foreign issuers from the Principal Investment Strategies section of the fund summary because investing in foreign issuers is not considered a principal investment strategy of the fund.  With respect to each of these investment strategies, we have included disclosure regarding the funds’ abilities to invest in these instruments in the Other Fund Strategies section of the prospectus.

12.
Comment:  For TIFF Multi-Asset Fund, TIFF International Equity Fund and TIFF US Equity Fund, in the Principal Investment Risks section, under the sub-heading Leveraging Risk, there is a reference to reverse repurchase agreements as a possible investment.  A corresponding reference to reverse repurchase agreements should appear in the Principal Investment Strategies section or the reference in the Principal Investment Risks section should be removed.

Response:  We have removed the sentence under the sub-heading Leveraging Risk that references reverse repurchase agreements, loans of portfolio securities, and when-issued or delayed-delivery transactions because such strategies do not constitute principal investment strategies of the funds at this time.

13.
Comment:  For TIFF Multi-Asset Fund, TIFF International Equity Fund and TIFF US Equity Fund, explain the meaning of the following sentence in the Fund Performance section:  “Total return for the fund includes the entry and exit fees received by the fund; however, it does not reflect the deduction of such fees from a member’s purchase or redemption transaction.”

Response:  Entry and exit fees are paid to the fund by investors when they purchase or redeem shares.  The sentence referred to in Comment 13 above is intended to explain that the fund performance presented in the bar chart will include the amounts received by the fund as entry and exit fees.  However, such fund performance will not reflect the deduction of such fees from an investor’s investment.  In other words, fund-level performance, as opposed to investor-level performance, is presented.  This description is intended to be responsive to Instruction 1(a) to Item 4(2) of Form N-1A.

14.
Comment:  For TIFF Multi-Asset Fund, TIFF International Equity Fund and TIFF US Equity Fund, please remove the following sentence that appears in the Average Annual Total Returns section:  “Total returns for Multi-Asset Fund include the effects of entry and exit fees received by the fund and the deduction of such fees on a purchase and a redemption of fund shares, assuming a purchase at the beginning of each period and a redemption in full at the end of the period.”

Response:  We believe that this sentence provides important disclosure and should remain in the prospectus to explain that the treatment of the entry and exit fees in calculating performance for the average annual total returns table differs from the treatment of entry and exit fees in calculating performance for the bar chart, as referenced in response to Comment 13 above.  The performance presented in the average annual total returns table reflects the deduction of the entry and exit fee amounts that would be paid by investors on purchases and redemptions, in accordance with Item 26(b)(1).

15.
Comment:  For each fund, the parenthetical statement that appears in the Benchmark Returns section reads “(do not reflect fees, expenses or taxes, which, if applied, would reduce the indices’ returns).”  Please remove the words “which, if applied, would reduce the indices’ returns.”

Response:  We have revised the parenthetical statement by removing the words “which, if applied, would reduce the indices’ returns.”

16.	Comment: For each fund, move the parenthetical statement that appears in the Benchmark Returns section so that it appears after the name of the relevant index.

Response:  We have moved the parenthetical statement so that it appears beside the name of the relevant index.

17.	Comment: For TIFF Multi-Asset Fund, revise and simplify the description of the constructed index that appears in the asterisked footnote below the Benchmark Returns section.

Response:  We have revised and simplified the description of the constructed index by shortening it.

18.	Comment: For each fund, in the Purchase and Sale section, remove the disclosure that does not address the minimum initial investment, the minimum subsequent investment and the redemption process.

Response:  We have removed the statements in the first paragraph of this section that provided information other than the minimum initial and subsequent investment amounts and the fact that purchases may be made on any business day.  We believe it is important for interested non-profit organizations to determine their eligibility to invest in a TIFF Investment Program fund prior to reading the entire prospectus.  Therefore, we have added to the cover page of the prospectus a cross reference to the Member Information section of the prospectus where all criteria that must be met by a prospective member, in addition to the minimum initial investment amount, are described, as permitted by the Instruction to Item 1(a) of Form N-1A.  In the second paragraph of the Purchase and Sale Information section, with respect to the explanation of redemption procedures, we believe that the final sentence of the paragraph provides an important fact about the process for redeeming shares that is consistent with the requirement of Item 6(b) of Form N-1A, which requires that the fund identify the procedures for redeeming shares.  Therefore, we have retained this sentence as part of the disclosure.

19.	Comment: For each fund, in the Tax Information section, consider changing the term “members” to “investors.”

Response:  The funds accept investments only from those organizations that meet certain eligibility criteria.  Generally those organizations must be 501(c)(3) organizations and are deemed to be “members” of the TIFF Investment Program.  The term “members” is used throughout the funds’ disclosure documents and other materials, and the organizations that invest in the funds are familiar with this term.  We believe that it is appropriate to use the term “members” to refer to the organizations that take part in TIFF Investment Program so we prefer to retain this term in the disclosure.

20.
Comment:  For each fund, confirm that the omission of the required statement regarding financial intermediary compensation results from the fact that the funds do not pay financial intermediaries for the sale of fund shares.

Response:  The funds do not pay financial intermediaries for the sale of fund shares or related services; therefore, consistent with Item 8 of Form N-1A, the funds may omit the statement regarding financial intermediary compensation.

21.
Comment:  For the TIFF International Equity Fund, clarify what is meant by the disclosure in the Principal Investment Strategies section that explains that the fund’s emerging markets exposure will normally be within a range equal to the emerging markets exposure of the fund’s benchmark index plus or minus 15%.

Response:  The fund’s emerging markets exposure will normally be within a range equal to the percentage of emerging markets exposure represented in the fund’s benchmark index, plus or minus 15%.  For example, if the emerging markets exposure represented in the fund’s benchmark index was 30% at a given time, the fund’s emerging markets exposure would normally be between 15% and 45% (i.e., 30%, plus or minus 15%) of fund assets at that time.  This limitation gives investors a general sense about the percentage of the fund’s assets likely to be exposed to emerging markets while at the same time giving the fund the flexibility to adjust its exposure to emerging markets as the benchmark’s exposure to emerging markets fluctuates.  We have attempted to clarify this language in the Principal Investment Strategies section.

22.
Comment:  For TIFF International Equity Fund and TIFF US Equity Fund, multi-manager risk appears as a principal risk but a multi-manager approach does not appear as a principal strategy.  Include disclosure about a multi-manager approach as a principal strategy.

Response:  We have included disclosure about the multi-manager approach in the Principal Investment Strategies section for each of TIFF International Equity Fund and TIFF US Equity Fund.

23.
Comment:  For TIFF International Equity Fund, TIFF US Equity Fund and TIFF Short-Term Fund, expense waivers are referenced in footnotes in the Average Annual Total Returns table.  Were these expense waivers contractual?

Response:  The expense waivers were not contractual.

24.	Comment: For TIFF International Equity Fund, TIFF US Equity Fund and TIFF Short-Term Fund, remove the footnotes that reference the expense waivers.

Response:  We have removed the footnotes that reference the expense waivers.

25.	Comment: For TIFF International Equity Fund and TIFF US Equity Fund, in the Portfolio Management section, could the term “Money Manager” be changed to “Sub-Adviser”?

Response:  The funds use a multi-manager approach that involves money managers who contract directly with the funds to manage a portion of a fund’s assets.  This differs from the traditional sub-advisory approach which involves sub-advisers that contract with an adviser.  We believe that the term “Money Manager” more accurately characterizes the investment management arrangement between the funds and the investment managers.

26.
Comment:  For TIFF Short-Term Fund, in the Principal Risks section, remove the following clause:  “While the fund’s risk of principal loss is not expected to exceed that of a portfolio invested in 6-month US Treasury bills,.”  This clause should be removed because the funds may invest in securities other than 6-month US Treasury bills.

Response:  We have removed the clause.

27.	Comment: The funds are described as “no-load” mutual funds in the Management and Administration of the TIP Funds section of the prospectus. Please explain.

Response:  The funds do not assess any sales charges on purchases or redemptions of shares.  The funds do assess entry and exit fees on purchases and redemptions of fund shares; however, these fees are retained by the funds to offset transaction expenses.  The entry and exit fees are not sales charges that are paid to the funds’ principal underwriter or an intermediary.  The funds do not collect or pay any such sales charges.  Therefore, the funds are considered “no-load” funds.

Statement of Additional Information - Comments

28.	Comment: Add to the Statement of Additional Information the new disclosure required regarding the board’s leadership structure, the directors’ experience and the oversight of risk management.

Response:  We will add the required new disclosure to the Statement of Additional Information for the Registrant’s upcoming Rule 485(b) filing.

29.
Comment:  In the Statement of Additional Information, under the heading Fundamental Investment Restrictions, is the second sentence of investment restriction number one part of the funds’ diversification policy?

Response:  No.  The second sentence of fundamental investment restriction number one explains an approach to classifying wholly owned finance companies for the purposes of the funds’ fundamental policy regarding industry concentration.

30.
Comment:  In the Statement of Additional Information, under the heading Fundamental Investment Restrictions, what does the statement “exceeds 2% of the fund’s total assets” mean in relation to the restriction on acquiring short positions in the securities of a single issuer?

Response:  Fundamental investment restriction number two prohibits a fund from acquiring short positions in the securities of a single issuer if the value of the amounts needed to close such positions exceeds 2% of the fund’s total assets.

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On behalf of the Registrant, the Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the SEC and that it may not assert SEC staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.  The Registrant further acknowledges that SEC staff comments or changes to disclosures in response to SEC staff comments in a filing reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to such filing.

I hope that the foregoing is responsive to each of the comments provided on March 26, 2010.  Please do not hesitate to contact me at (617) 662-0845 if you have any questions regarding these responses.

Sincerely,

/s/ Scott E. Habeeb
Scott E. Habeeb

cc:	Richelle Maestro, Esq.
Kristin Ives, Esq.